WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348

August 3, 2012

Erin E. Martin, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Taylor Consulting, Inc.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-181226

Dear Ms. Martin,

We have filed on EDGAR the above Amendment No. 2 and the related response table set forth below.

Thank you for your consideration.

Sincerely,

By:	/s/ Michael T. Williams
Michael T. Williams, Esq.

Comment Number	Explanation
1 .
There are no written materials that we or anyone authorized to do so on our behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. There are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

2 .
We have revised the Risk Factor to eliminate the mitigation, as follows:

There is the risk of personal injuries and accidents in connection with basketball events for which we are hired to perform management and consulting services as well as in connection with our coaching activities, which could subject us to personal injury or other claims and increase our expenses.

There is the risk of personal injuries and accidents in connection with basketball events for which we are hired to perform management and consulting services as well as in connection with our coaching activities, which could subject us to personal injury or other claims and increase our expenses.  Personal injuries and accidents may occur from time to time in connection with these planned activities which could subject us to claims and liabilities for personal injuries, reducing operating income.  There can be no assurance that our insurance will be adequate at all times and in all circumstances to protect us from material financial loss for personal injuries sustained by persons who attend these events or who we coach in the ordinary course of business .

3 .
The disclosure concerning this matter is as follows:

As of June 30, 2012, we had approximately $ 71,236 in cash in the bank.   We anticipate that we will incur certain costs irrespective of our operational and business development activities, including bank service fees and those costs associated with SEC requirements associated with going and staying public, estimated to be approximately $ 60,000 in connection with this registration statement and thereafter $40,000 annually.  We anticipate that we would incur a minimum of $48,000 in operational expenses during the next 12 months if we continue to implement our business plan at its current level, comprised of expenses related to continuing to hold and participate in similar events at the same rate as currently.

Accordingly, we estimate our total need for funds for operations at our current level, including all expense of going and staying public and continuing operations at their current level in the next 12 months is $ 108,000.

This figure is the total of the estimated $ 60,000 in connection with this registration statement and of the estimated $48,000 in operational expenses during the next 12 months if we continue to implement our business plan at its current level, comprised of expenses related to continuing to hold and participate in similar events at the same rate as currently.  We note that we estimate lower costs after this registration statement is declared effective, but we used the higher going public cost estimate to be more conservative.

4 .
We have only held preliminary discussions with Glendale Securities.  We do not anticipate requesting them to actually file the Form 211 until after this registration statement has been declared effective.

As to the costs, FINRA prohibits us from paying Glendale anything for filing the 211, and we will not pay them anything.  We will need a transfer agent and intend to use Atlas Stock Transfer Corp which is not affiliated with Glendale Securities and this cost is included in the $40,000 on-going costs as set forth in the prospectus and our response to Comment 3 above.

5 .
We have added the requested undertaking as follows:

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.